NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT and Smart raise PHP5.0 Billion in Fixed Rate Notes” that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

July 12, 2010

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT and Smart raise Php5.0 Billion in Fixed Rate Notes”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

July 12, 2010

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT and Smart raise Php5.0 Billion in Fixed Rate Notes”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 12, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT and Smart raise Php5.0 Billion in Fixed Rate Notes”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: July 12, 2010

Exhibit 1

PLDT press release

PLDT and Smart raise PHP5.0 Billion in Fixed Rate Notes

Manila, Philippines, July 12, 2010 — Philippine Long Distance Telephone Co. (“PLDT”) and wholly-owned subsidiary Smart Communications, Inc. (“Smart”) have each executed a PHP2.5 billion 5-year fixed rate notes facility agreement today with a group of institutional lenders. First Metro Investment Corporation (“First Metro”) acted as the arranger and bookrunner for both debt deals. Proceeds from the facilities will be used to finance capital expenditures and refinance existing debt obligations.

Both PLDT and Smart notes fetched a credit spread of 30 basis points over the 5-year benchmark rate, the lowest ever priced by the investors market for a peso capital market transaction by a corporate issuer in recent history. The 5-year notes were fixed at a yield of 6.8615 percent.

Despite the strong demand reaching PHP12.0 billion, PLDT and Smart kept their original issue size of PHP2.5 billion each.

The lenders were a mix of universal, savings, trust and investment banks, and an insurance company.

“The strong oversubscription during the book building affirms the high investor confidence in the prospects of PLDT and Smart.” said Roberto Juanchito T. Dispo, executive vice-president of First Metro. “The high credit quality of these companies and the precise timing of the issuances enabled the notes to be priced at the lowest end of the range. The closing of these two debt deals in record time of eight business days, is a testament to the strength of the names of PLDT and Smart and a success by any measure” he added.

PLDT Treasurer and Smart CFO Anabelle L. Chua expressed appreciation for the overwhelming response of the investors market to these twin notes issuances and the tight pricing that the market accorded their latest debt transactions.

”PLDT and Smart are indeed pleased that the local debt capital market continues to support strongly the fund-raising activities by the PLDT Group. Our latest notes issuance sets a new benchmark for our domestic financings. The proceeds of the financing will enable the PLDT Group to pursue capital investments in conjunction with its technology roadmap, as we continue to ensure that our subscribers have access to the latest and most cost-effective services.” Ms. Chua said.

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Anabelle L.Chua
PLDT Treasurer / Smart Chief Financial Officer
Tel. No.: +63 2 816-8213 / 5113914
Fax No.: +63 2 844-9099

Ramon R. Isberto
Head, PLDT Public Affairs
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 12, 2010